[GRAPHIC OMITTED] Acergy

                              Acergy S.A. Notice of
                  Extraordinary General Meeting of Shareholders

London, England - November 10, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the publication of materials for the 2009 Extraordinary General Meeting ("the Meeting") including the Notice of Meeting to be held on December 17, 2009 at 11 a.m. local time at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg.

The purpose of the Meeting is to consider and approve recommendations with respect to the adoption of amended Articles of Incorporation, the appointment of Mr. Dod Fraser as a Director of Acergy S.A. and the adoption of the Acergy S.A. 2009 Long-Term Incentive Plan.

All shareholders of record as of Friday October 30, 2009 are entitled to vote at this Meeting. The deadline for submission of votes for American Depositary Receipt holders is Monday December 7, 2009 and for holders of Common Shares Wednesday December 9, 2009.

The EGM materials are attached to this announcement and further supporting materials can be found on the Acergy website:
www.acergy-group/public/December2009EGM

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.